Exhibit 99.1

COPERNIC INC.

ANNUAL MEETING OF SECURITY HOLDERS
SEPTEMBER 17, 2010

Equity Transfer & Trust Company
hereby reports that:

This scrutineers' report is subject to any determinations or decisions made by the Chairman of the meeting including with respect to any proxies or other voting documentation

	Security holders present representing		securities
3	Proxy holders present representing	45,318	securities
117	Management proxies received representing	1,117,614	securities
Total number of securities represented at the meeting		1,162,932
Percentage of 2,096,913 issued & outstanding		55.5%

MANAGEMENT PROXY VOTES
ELECTION OF DIRECTORS
93,969	securities represented by proxy VOTED FOR
49,190	securities represented by proxy VOTED WITHHOLD	( 34.36% )
974,455	securities represented by proxy NOT VOTED
APPOINTMENT OF AUDITORS / AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS REMUNERATION
1,018,328	securities represented by proxy VOTED FOR
99,244	securities represented by proxy VOTED WITHHOLD	( 8.88% )

 Dated this     17 th  day of September, 2010

   "Michael Lee"
Scrutineer